

Articles of Organization

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.





Prepared by **incfile**

STATE *of* DELAWARE
CERTIFICATE *of* FORMATION
A LIMITED LIABILITY COMPANY

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:54 PM 02/23/2021
FILED 02:54 PM 02/23/2021
SR 20210590779 - File Number 5222431

ARTICLE I.

The name of this limited liability company is LUCYDX LLC.

ARTICLE II.

Its registered office in the State of Delaware is to be located at 651 N. Broad St., Suite 206, Middletown DE 19709. The registered agent in charge thereof is LEGALINC CORPORATE SERVICES INC..

ARTICLE III.

The period of duration of the limited liability company shall be perpetual.

ARTICLE IV.

The purpose of the limited liability company is to engage in any lawful act or activity for which limited liability companies may be organized under the Delaware Limited Liability Company Act.

ARTICLE V.

The name and address of each initial member of the limited liability company is:

Andreas Inmann - 651 N BROAD ST, STE 205 #4847, MIDDLETOWN, DELAWARE 19709

Andrea Friedenson - 651 N BROAD ST, STE 205 #4847, MIDDLETOWN, DELAWARE 19709

Antoin Johnson - 651 N BROAD ST, STE 205 #4847, MIDDLETOWN, DELAWARE 19709

I, the undersigned, for the purpose of forming a limited liability company under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this Certificate of Formation on the date below.

Dated: February 23rd, 2021



Lovette Dobson, Organizer